UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For August 17, 2018

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
 *-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20- F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or “the Company”)

Operating overview and trading statement for the year ended 30 June 2018

Johannesburg, Friday, 17 August 2018. Harmony Gold Mining Company Limited (“Harmony” or the “Company”) announces an update on its operating results related to all-in sustaining unit costs and provides a trading statement relating to its financial year June 2018 (“FY18”).

Overview of FY18 performance

In FY18 Harmony delivered a strong production performance and achieved two significant milestones in driving the Company’s strategy to produce safe, profitable ounces and increase margins:

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the Hidden Valley re-investment was delivered safely, below budget and ahead of schedule; and
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the acquisition of the Moab Khotsong operations and its successful integration into Harmony’s portfolio.

These two investments enhance the quality of the Company’s portfolio and are already contributing to strengthening Harmony’s results. In FY18, Harmony achieved an all-in sustaining unit cost of
R508 970/kg (US$1 231/oz), beating annual guidance of R520 000/kg and beating the all-in sustaining unit cost of R516 687/kg (US$1 182/oz) reported for the June 2017 financial year.

Harmony achieved its production guidance for the third consecutive year and increased its underground recovered grade by 8% (an increase in grade for a sixth consecutive year).

Headline and basic earnings

In terms of paragraph 3.4(b) of the Listings Requirements of the JSE Limited (JSE), a company listed on the JSE is required to publish a trading statement as soon as they are satisfied that a reasonable degree of certainty exists that the financial results for the period to be reported upon next will differ by at least 20% from the financial results for the previous corresponding period.

Shareholders of Harmony are advised that a reasonable degree of certainty exists that earnings for the year ended 30 June 2018 (“FY18”) will be lower than for the year ended 30 June 2017 (“the previous comparable period” or “FY17”) primarily due to once-off non-cash impairments, a reported translation loss on the US$ denominated debt at 30 June 2018 and lower derivative gains recorded in FY18. The recorded impairments reduce the net profit of the Company but have no impact on reported cash balances and free cash flow.

Headline earnings per share (“HEPS”) are expected to be between 164 and 179 South African cents – a year on year decrease of approximately 40% to 45% reported for the previous comparable period (which was 298 South African cents). In US dollar terms, HEPS are expected to be between 12 and 14 US cents per share, which is between 35% to 45% lower than the headline earnings of 21 US cents per share reported for the previous comparable period.

Earnings per share (“EPS”) are expected to decrease to a loss of between 995 and 1 011 South African cents per share, which is more than a 100% lower than the 82 South African cents per share reported for the previous comparable period. In US dollar terms, the loss per share is expected to be between 68 and 84 US cents per share, which is more than 100% lower than the earnings of 4 US cents per share reported for the previous comparable period.

Impairments

The life-of-mine plans form the basis for assessing whether any impairment against the carrying value of an asset is required. These values are informed by a number of factors, including estimates of future gold prices and exchange rates and operating and capital cost estimates.

An impairment of R5.3 billion (US$386 million) was recorded at Harmony’s Tshepong Operations, Target 1, Joel, Kusasalethu, Unisel, Masimong, Doornkop, and the Target North undeveloped property. The impairments were mainly driven by forecasted cost inflation and a subdued gold price of R535 000/kg ($1 250 at R/$13.30) applied in the Company’s life-of-mine plans and the resultant impact on margins. Furthermore, in the case of Target North and Doornkop, lower resource multiples were applied to estimate the value of the resources. The values per resource ounce have decreased substantially as a result of the low levels of merger and acquisition activity of resource companies in South Africa, and more specifically gold mining companies.

Translation loss

A translation loss of approximately R669 million was recognised on the US$ denominated debt as at 30 June 2018, compared to a translation gain of R215 million recorded in the previous comparable period.

Lower derivative gains

Included in FY17 were derivative gains of R1.1 billion (US$75 million) compared to R0.1 billion (US$8 million) in FY18.

The financial information on which this trading statement has been based has not been reviewed or reported on by Harmony’s external auditors.

Harmony will publish its production and financial results for the year ended 30 June 2018 on Tuesday, 21 August 2018.

For more details contact:

Lauren Fourie
Investor Relations Manager
+27(0)71 607 1498 (mobile)

Marian van der Walt
Executive: Investor Relations
+27(0)82 888 1242 (mobile)

Johannesburg, South Africa

17 August 2018

Sponsor:

J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: August 17, 2018	By:	/s/ Frank Abbott
Name Frank Abbott
Title Financial Director